Exhibit 99.3

BOOKHAM RECOGNISED AS ‘GOLD’ SUPPLIER BY HUAWEI

OXFORDSHIRE, UK, APRIL 21, 2004 – Bookham Technology plc (“Bookham”) (LSE: BHM; NASDAQ: BKHM), a leading provider of optical and RF components, modules and subsystems, has received the Gold Supplier of the Year Award from Huawei, China’s leading telecommunications company.  The award recognizes Bookham’s service and support to Huawei during 2003 and was the only Gold award presented to a component supplier.

“This is a very important award for Bookham” said Giorgio Anania, CEO of Bookham Technology.  “We believe passionately that success in our market will only go to players who invest to build long-term partnerships with their key customers, and we take this investment in these relationships very seriously.  Huawei is one of the emerging powerhouses in the telecom equipment market and is one of our most strategic customers.  This award recognizes the strength of the relationship, which we hope to build upon and strengthen further in the future.  By working with us Huawei has helped us to improve how we serve them, and the mutual trust that has been developed allows us to engage better with them at all levels.  We are grateful for the recognition.”

The presentation of the award was made by Dr Hua Liang, Senior VP of Huawei and President of supplier chain management, at a ceremony attended by 600 people at the Wuzhou Hotel, Shenzhen, China at the end of March, and was received by Liam Nagle, Bookham’s Chief Operating Officer and newly appointed President.  Bookham was one of four companies asked to make a presentation at the ceremony, which looked at the success of the relationship between the company and Huawei over the past five years.

Dr Hua Liang commented, “We have developed a strategic partner relationship with Bookham, which has been built upon strong communication and understanding at management level as well as operational level for both companies.  Bookham’s dedicated customer focus team contributed to the support and service Huawei has received and we particularly appreciate their ability to provide us with products as required enhancing supply security.”

Bookham announced in March that it is opening an advanced manufacturing facility in Shenzhen, China, in the same area as Huawei, as part of its wider strategy for the Asia Pacific region, where Bookham has seen revenue growth in the last two years.  The factory in Shenzhen was obtained through Bookham’s recent acquisition of New Focus, Inc.

Contact:	or	Brian Dolby/ Helen Lyman Smith
Sharon Ostaszewska		GBCS Public Relations
Bookham Technology plc		Tel +44 (0) 115 950 8399
+44 (0) 1235 837000		brian@gbcspr.com/helen@gbcspr.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s broad product range allows it to deliver an extensive range of cost-effective optical functions and solutions to customers, offering higher performance, lower cost, and greater subsystems capability to meet customers’ needs.  The company’s optical and RF components, modules, and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial, and military environments.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In 2003, the company acquired the business of Cierra Photonics Inc. and Ignis Optics, Inc.  In March 2004, the company completed the acquisition of New Focus, Inc.  The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, and Switzerland; and offices in the UK, US, Canada, France, Italy, and China; and employs approximately 1750 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham is a registered trademark of Bookham Technology plc.